CUSIP No. 88165U 109	13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock. $0.0001 par value

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210, Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Lifesciences II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II GP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Clarus Ventures II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Robert Liptak

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Simon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Nicholas Galakatos

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Dennis Henner

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Kurt Wheeler

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

1	Names of Reporting Persons. IRS. Identification Nos. of Above Persons (Entities Only). Michael Steinmetz

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization German citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 88165U 109	13D

Schedule 13D

Item 1.         Security and Issuer.

This statement on Amendment No. 2 (this “Amendment”) to Schedule 13D amends and supplements the Amendment No. 2 Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2016, the Amendment No. 1 Schedule 13D filed with the SEC on February 13, 2015 and the Schedule 13D filed with the SEC on December 27, 2013 (collectively, the “Schedule 13D”) by the Reporting Persons (as defined in the Schedule 13D), relating to their beneficial ownership interests in the common stock, $0.0001 par value (the “Common Stock”) of TetraLogic Pharmaceuticals Corporation (the “Issuer”) having its principal executive offices at 343 Phoenixville Pike, Malvern, PA 19355.

Item 5 is hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to them in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Item 5.         Interest in Securities of the Issuer.

(a)                                 The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on the 24,769,083 shares of Common Stock reported to be outstanding on the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 4, 2015.

(b)                                 Regarding the number of shares as to which such person has:

(i)                  sole power to vote or to direct the vote: see line 7 of the cover sheets;

(ii)               shared power to vote or to direct the vote: see line 8 of the cover sheets;

(iii)            sole power to dispose or to direct the disposition: see line 9 of the cover; sheets; and

(iv)           shared power to dispose or to direct the disposition: see line 10 of the cover sheets.

(c)                                  The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are included below. Except as noted below, each transaction was effected through the open market:

Name of the Reporting Person	Trade Date	Purchased/ (Sold)	Average Price per Share
Clarus Lifesciences II, L.P.	01/26/2016	(69,425)	$0.30

Clarus Lifesciences II, L.P.	01/27/2016	(209,984)	$0.27

CUSIP No. 88165U 109	13D

Clarus Lifesciences II, L.P.	01/28/2016	(32,521)	$0.26

Clarus Lifesciences II, L.P.	01/29/2016	(52,826)	$0.26

Clarus Lifesciences II, L.P.	02/01/2016	(140,000)	$0.20

Clarus Lifesciences II, L.P.	02/02/2016	(176,306)	$0.17

Clarus Lifesciences II, L.P.	02/03/2016	(82,583)	$0.15

Clarus Lifesciences II, L.P.	02/04/2016	(500,026)	$0.14

Clarus Lifesciences II, L.P.	02/05/2016	(161,392)	$0.15

Clarus Lifesciences II, L.P.	02/05/2016	(500,000)	$0.21

Clarus Lifesciences II, L.P.	02/05/2016	(171,489)	$0.21

Clarus Lifesciences II, L.P.	02/08/2016	(103,123)	$0.19

Clarus Lifesciences II, L.P.	02/09/2016	(230,507)	$0.16

Clarus Lifesciences II, L.P.	02/10/2016	(112,816)	$0.15

Clarus Lifesciences II, L.P.	02/11/2016	(82,527)	$0.14

Clarus Lifesciences II, L.P.	02/12/2016	(326,300)	$0.15

Clarus Lifesciences II, L.P.	02/16/2016	(110,812)	$0.15

Clarus Lifesciences II, L.P.	02/17/2016	(112,578)	$0.15

Clarus Lifesciences II, L.P.	02/18/2016	(83,957)	$0.15

Clarus Lifesciences II, L.P.	02/19/2016	(100,900)	$0.14

Clarus Lifesciences II, L.P.	02/22/2016	(59,500)	$0.14

Clarus Lifesciences II, L.P.	02/23/2016	(105,000)	$0.12

Clarus Lifesciences II, L.P.	02/24/2016	(100,000)	$0.13

Clarus Lifesciences II, L.P.	02/25/2016	(407,991)	$0.12

Clarus Lifesciences II, L.P.	02/26/2016	(66,949)	$0.11

Clarus Lifesciences II, L.P.	02/29/2016	(79,528)	$0.11

CUSIP No. 88165U 109	13D

Clarus Lifesciences II, L.P.	03/01/2016	(44,194)	$0.11

Clarus Lifesciences II, L.P.	03/02/2016	(53,470)	$0.11

Clarus Lifesciences II, L.P.	03/03/2016	(255,691)	$0.13

Clarus Lifesciences II, L.P.	03/04/2016	(112,310)	$0.14

(d)                                 Not applicable.

(e)                                  The Reporting Persons ceased to be beneficial owners of more than five percent of the shares of Common Stock on February 22, 2016.

Item 7.         Material to be Filed as Exhibits.

Exhibit 1 - Agreement regarding filing of joint Schedule 13D (previously filed).

Exhibit 2 - Power of Attorney regarding filings under the Act (previously filed).

CUSIP No. 88165U 109	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2016

CLARUS LIFESCIENCES II, L.P.

By: Clarus Ventures II GP, L.P., its general partner

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II GP, L.P.

By: Clarus Ventures II, LLC, its general partner

By:	/s/ Robert Liptak
Manager

CLARUS VENTURES II, LLC

By:	/s/ Robert Liptak
Manager

*
Nicholas Galakatos

*
Dennis Henner

/s/ Robert Liptak
Robert Liptak

*
Nicholas Simon

*
Michael Steinmetz

*
Kurt Wheeler

CUSIP No. 88165U 109	13D

*By:	/s/ Robert Liptak
Robert Liptak, as Attorney-in-Fact

This Amendment No. 2 to Schedule 13D was executed by Robert Liptak on behalf of the individuals listed above pursuant to a Power of Attorney (previously filed).